# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mint Inc Ltd, CIK 0001998560
CUSIP: G6146G117
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: 17/F, Wing Kwok Centre,, No.182 Woosung Street, Jordan, Kowloon, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 08/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,408,515; shared voting power 0; sole dispositive power 1,408,515; shared dispositive power 0; aggregate amount beneficially owned 1,408,515 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Mint Inc Ltd
Address of issuer's principal executive offices: 17/F, Wing Kwok Centre, No.182 Woosung Street, Jordan, Kowloon, Hong Kong

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
3rd Floor, Citrus Grove Building, 106 Goring Ave.
George Town
PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,408,515

The amounts in Row (5), (7) and (9) represent 1,400,000 Class A Ordinary Shares and 8,515 Pre-Funded Warrants. The amounts do not include 1,091,485 Pre-Funded Warrants, subject to a 9.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the Reporting Person is based on 14,090,742 Class A Ordinary Shares outstanding after the offering, based on the Issuer's Prospectus under Rule 424(b)(5) and a Report of Foreign Private Issuer on Form 6-K, each filed with the Securities and Exchange Commission on August 28, 2026.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 1,408,515
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,408,515
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (09/02/2026)